                                                                    Exhibit 15.6

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-111310 and 333-10570) of Elron Electronic Industries Ltd. of our report dated February 10, 2004, with respect to the consolidated balance sheets of the Given Imaging Ltd. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, which report appears in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2003.


/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel-Aviv, Israel
June 21, 2004